Exhibit 99.1

Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format

Index

Glossary of terms
Condensed Consolidated Interim Financial Statements
Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements
Summary of Information requested by Resolution N° 368/01 of the National Securities Commission
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
The company	Aeropuertos Argentina 2000 S.A.
AFIP	Federal Public Revenue Administration
BCRA	Acronym for Central Bank of Argentine Republic
BAN	Bank of Argentine Nation
OG	Official Gazette
BOPREAL	Bonds for the Reconstruction of a Free Argentina
CAAP	Corporación América Airports S.A.
IFRIC	Committee on Interpretations of International Financial Reporting Standards
CNV	National Securities Commission
CPCECABA	Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
FACPCE	Argentine Federation of Professional Councils of Economic Sciences
IASB	Acronym for International Accounting Standards Board
IATA	Acronym for International Air Transport Association
COUNTRY Tax	Tax for an Inclusive and Solidary Argentina
INDEC	Acronym for National Institute of Statistics and Censuses
IPC	Consumer Price Index (General Level)
MULC	Acronym for Free Exchange Market
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
ICAO	International Civil Aviation Organization
NO	Negotiable Obligations
ORSNA	Acronym for Regulatory Body of the National Airport System
PEN	National Executive Power
PFIE	Financial Projection of Income and Expenses
PP&E	Property , Plant & Equipment
RECPAM	Result from Exposure to Changes in the Purchasing Power of the Currency
NAS	National Airport System
N.A.R	Nominal annual interest rate
OT	Ordered Text

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 – Autonomous City of Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Company name: Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

For the three-month period of the

Fiscal Year N° 27 commenced January 1, 2024

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45,90%

Capital breakdown (Note 14)

Issued Common Shares of N/V $1 and 1 vote each:

	Subscribed	Paid-in

	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Consolidated Statement of Comprehensive Income

For the three month, periods ended at March 31, 2024 and 2023

		Three months at
		03.31.2024	03.31.2023

	Note	Millions of $
Continuous Operations
Sales income	4	189,264	158,464
Construction income		28,672	23,612
Cost of service	5.1	(102,958)	(90,694)
Construction costs		(28,620)	(23,589)
Income for gross profit for the period		86,358	67,793
Distribution and selling expenses	5.2	(10,894)	(9,292)
Administrative expenses	5.3	(7,522)	(6,285)
Other income and expenses, net	6.1	3,341	3,530
Operating profit for the period		71,283	55,746
Finance Income	6.2	(65,168)	1,855
Finance Costs	6.3	254,300	3,719
Result from exposure to changes in the purchasing power of the currency		(14,049)	(2,964)
Result of investments accounted for by the equity method		-	-
Income before income tax		246,366	58,356
Income tax	6.4	(95,255)	(27,794)
Income for the period for continuous operations		151,111	30,562
Net Income for the period		151,111	30,562
Other comprehensive income		-	-
Comprehensive Income for the period		151,111	30,562

Income attributable to:
Shareholders		151,035	30,597
Non –Controlling Interest		76	(35)

Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		584.5295	118.0000

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2023.

Consolidated Statements of Financial Position

At March 31, 2024 and December 31, 2023

		03.31.2024	12.31.2023

	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method		1	2
Property, plant and equipment		911	965
Intangible Assets	7	1,357,354	1,346,046
Rights of use		4,394	4,818
Assets for deferred tax		772	1,633
Other receivables	9.1	22,909	28,109
Investments	9.3	48,890	66,152
Total Non-Current Assets		1,435,231	1,447,725
Current Assets
Other receivables	9.1	8,467	7,497
Trade receivables, net	9.2	58,077	69,092
Other assets		331	433
Investments	9.3	25,824	36,476
Cash and cash equivalents	9.4	87,331	111,852
Total Current Assets		180,030	225,350
Total Assets		1,615,261	1,673,075
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		97,170	97,170
Legal , facultative reserve and others		570,278	570,227
Retained earnings		165,489	14,454
Subtotal		833,333	682,247
Non-Controlling Interest		30	(46)
Total Shareholders’ Equity		833,363	682,201
Liabilities
Non-Current Liabilities
Provisions and other charges	11	9,294	10,610
Financial debts	8	488,043	771,057
Deferred income tax liabilities		142,394	47,445
Lease liabilities		3,289	5,463
Accounts payable and others	9.5	933	1,432
Total Non- Current Liabilities		643,953	836,007
Current Liabilities
Provisions and other charges	11	18,519	26,368
Financial debts	8	45,003	31,606
Current income tax liability, net of advances		15	-
Lease liabilities		2,267	3,284
Accounts payable and others	9.5	63,929	82,999
Fee payable to the Argentine National Government	10.1	8,212	10,610
Total Current Liabilities		137,945	154,867
Total Liabilities		781,898	990,874
Total Shareholder’s Equity and Liabilities		1,615,261	1,673,075

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2023.

Consolidated Statements of Changes in Equity

At March 31, 2024 and 2023

	Attributable to majority shareholders								Non-	Total
	Common Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Controlling Interest	Shareholders’ Equity

	Millions of $
Balance at 01.01.24	259	137	97,170	19,382	548,080	2,765	14,454	682,247	(46)	682,201
Compensation plan	-	-	-	-	-	51	-	51	-	51
Net Income for the period	-	-	-	-	-	-	151,035	151,035	76	151,111
Balance at 03.31.2024	259	137	97,170	19,382	548,080	2,816	165,489	833,333	30	833,363

Balance at 01.01.23	259	137	96,560	16,336	459,891	2,406	87,672	663,261	(154)	663,107
Compensation plan	-	-	-	-	-	75	-	75	-	75
Net Income for the period	-	-	-	-	-	-	30,597	30,597	(35)	30,562
Balance at 03.31.2023	259	137	96,560	16,336	459,891	2,481	118,269	693,933	(189)	693,744

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2023.

Consolidated Statements of Cash Flow

For the three-month periods ended at March 31, 2024 and 2023

		03.31.2024	03.31.2023

	Note	Millions of $
Cash Flows from operating activities
Net income for the period		151,111	30,562
Adjustment for:
Income tax		95,255	27,794
Amortization of intangible assets	7	17,364	16,594
Depreciation of property , plant and equipment	5	59	42
Depreciation right of use	5	425	720
Bad debts provision	5.2	663	684
Specific allocation of accrued and unpaid income		8,212	8,007
Compensation plan		51	75
Accrued and unpaid financial debts interest costs	8	12,055	9,898
Accrued deferred revenues and additional consideration	11	(2,770)	(2,307)
Accrued and unpaid Exchange differences		(197,939)	(11,843)
Litigations provision	11	275	240
Inflation Adjustment		(23,806)	(13,253)
Changes in operating assets and liabilities:
Changes in trade receivables		(44,300)	(11,339)
Changes in other receivables		(23,937)	(3,400)
Changes in other assets		103	63
Changes in accounts payable and others		47,217	6,733
Changes in provisions and other charges		1,978	(6,553)
Changes in specific allocation of income to be paid to the Argentine National State		(2,217)	(10,814)
Increase of intangible assets	7	(28,672)	(23,612)
Net cash Flow generated by operating activities		11,127	18,291
Cash Flow for investing activities
Acquisition of investments		(5,987)	-
Collection of investments		1,567	4
Fixed assets acquisitions		(7)	(83)
Net Cash Flow applied to investing activities		(4,427)	(79)
Cash Flow from financing activities
New Financial debts	8	-	5,299
Payment of leases		(677)	(562)
Financial debts paid- principal	8	(20,864)	(14,552)
Financial debts paid- interests	8	(10,695)	(11,667)
Net Cash Flow applied to financing activities		(32,236)	(21,482)
Net decrease in cash and cash equivalents		(25,536)	(3,270)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		111,852	121,763
Net decrease in cash and cash equivalents		(25,536)	(3,270)
Inflation adjustment generated by cash and cash equivalents		26,198	14,846
Foreign Exchange differences by cash and cash equivalents		(25,183)	(3,156)
Cash and cash equivalents at the end of the period		87,331	130,183

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2023.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. was incorporated in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the SNA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved through the Resolution N° 60/21 the postponement to December 2022 of the following commitments:

(i)	programming of funds for works and rescue of preferred shares $ 406.5 million and

(ii)	regularization of the specific allocation of income owed for 2020.

The ORSNA deferred until June 2023 the adjustment necessary to balance the financial projection of income and expenses. On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC and FINANCIAL REGULATION MANAGEMENT referring to the Review of the Financial Projection of Income and Expenses (PFIE) of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

NOTE 1 – COMPANY ACTIVITIES (Contd.)

By virtue of this, the Company made a judicial presentation (AEROPUERTOS ARGENTINA 2000 SA C/ ORSNA - RES 56/23 S/PROCESO DE CONOCIMIENTO) within the framework of the agreements entered into in File 56.695/2019.

Within the framework of what was resolved by Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the PFIE of the Concession, corresponding to all periods until December 31, 2023.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the period	Book entry value at 03.31.2024

			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	1,688	(942)	1,675
Cargo & Logistics S.A. (3)	1,614,687	98.63%	1	-	1
Aero Assist Handling S.A.U.	100,000	100.00%	34	34	34
Paoletti América S.A. (3)	6,000	50.00%	-	-	-
Texelrío S.A.	84,000	70.00%	60	193	42
Villalonga Furlong S.A (3) (4)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina.

(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding Financial Statements.

(3)	Not consolidated due to low significance.

(4)	The Company directly and indirectly owns 98.53% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION (Contd.)

The Company holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

Cargo & Logistics S.A. owns 98.42% of the shares of Villalonga Furlong S.A. and the class "B" shares of Empresa de Cargas Aereas del Atlántico Sud S.A. (they represent 45% of its share capital), which is in liquidation. The remaining 55% of the shares (class "A") of Empresa de Cargas Aereas del Atlántico Sud S.A. is owned by the National State – Ministry of Defense. Air Cargo Company of Atlántico Sud S.A. that is in liquidation as of the date of presentation of these financial statements, being dissolved by application of the provisions of article 94, paragraph 2 of law 19,550.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting.

The Company owns 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all kinds of services related to maintenance of parks and airports.

In addition, the Company owns 100% of the voting capital of Aero Assist Handling S.A.U. which purpose is to operate external commerce, cargo agent services and passengers, and general sales agent of air, maritime, and land companies, among others.

NOTE 3 – ACCOUNTING POLICIES

These Interim Condensed Consolidated Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on May 8, 2024.

The CNV, through article 1 of Chapter III of Title IV of the CNV Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 of the FACPCE (and its modifications), which adopt the standards of IFRS accounting (or IFRS accounting standards for its acronym in English), issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

NOTE 3 – ACCOUNTING POLICIES (Contd.)

These Consolidated Condensed Interim Financial Statements of AA2000 for the three-month period ended March 31, 2024 are presented based on the application of the guidelines established in IASB No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's annual consolidated financial statements as of December 31, 2023 prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of the Company as of March 31, 2023 and from the Consolidated Financial Statements as of December 31, 2023, timely approved by the Company’s Board and Shareholders and restated at the closing currency at March 31, 2024, based on the application of IASB 29 (see Note 3.25 from the annual Consolidated Financial Statements as of December 31, 2023)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit. It does not evaluate the performance of the airports on a standalone basis but considering all airports as a whole. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the SNA under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of the Company comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the equilibrium of the variables on which it was originally based.

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information (Contd.)

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2023.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2024.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Financial Statements for the year ended December 31, 2023.

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Functional and presentation currency (Contd.)

Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC. As of March 31, 2024, the price index amounted to 5,429.0116, with inflation for the three-month period of 53.6% and year-on-year of 293.1%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of March 31, 2024. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of RECPAM in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of March 31, 2024, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of March 31, 2024, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account.

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to ANB, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the three-month period ended at March 31, 2024 was a loss of $95,255 million.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $216,071, because as of March 31, 2024, the variation of the IPC for the period of 36 months at the end of fiscal year 2024 will exceed 100%.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 4 - SALES INCOME

	Three months at
	03.31.2024	03.31.2023

	Millions of $
Air station use rate	102,185	81,637
Landing fee	9,652	6,628
Parking fee	3,731	2,433
Total aeronautical income	115,568	90,698
Total non-aeronautical income	73,696	67,766
Total	189,264	158,464

As of March 31, 2024 and 2023, "over the time" income from contracts with customers for the three-month periods was $160,882 million and $131,720 million, respectively.

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

5.1. Sales Cost

	Three months at
	03.31.2024	03.31.2023

	Millions of $
Specific allocation of income	27,957	23,431
Airport services and maintenance	17,834	16,551
Amortization of intangible assets	17,212	16,489
Depreciation of property, plant and equipment	59	42
Salaries and social charges	30,692	26,177
Fee	930	205
Utilities and fees	3,393	3,343
Taxes	1,066	924
Office expenses	3,253	2,606
Insurance	137	207
Depreciation rights of use	425	719
Total	102,958	90,694

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (Contd.)

5.2. Distribution and marketing expenses

	Three months at
	03.31.2024	03.31.2023

	Millions of $
Amortization of intangible assets	2	2
Salaries and social charges	76	266
Fees	-	1
Utilities and fees	1	3
Taxes	9,739	8,118
Office expenses	9	2
Advertising	404	216
Provision for bad debts	663	684
Total	10,894	9,292

5.3. Administrative expenses

	Three months at
	03.31.2024	03.31.2023

	Millions of $
Airport services and maintenance	160	166
Amortization of intangible assets	150	103
Salaries and social charges	4,145	3,307
Fees	791	496
Utilities and fees	-	12
Taxes	1,170	1,084
Office expenses	918	988
Insurance	82	70
Fees to the Board of Directors and the Supervisory Committee	106	59
Total	7,522	6,285

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

6.1 Other net incomes and expenses

	Three months at
	03.31.2024	03.31.2023

	Millions of $
Trust for Strengthening	4,659	3,903
Other	(1,318)	(373)
Total	3,341	3,530

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT (Contd.)

6.2 Finance Income

	Three months at
	03.31.2024	03.31.2023

	Millions of $
Interest	9,847	6,352
Foreign Exchange differences	(75,015)	(4,497)
Total	(65,168)	1,855

6.3 Financial Costs

	Three months at
	03.31.2024	03.31.2023

	Millions of $
Interest	(12,352)	(12,181)
Foreign Exchange differences	266,652	15,900
Total	254,300	3,719

6.4 Income Tax

	Three months at
	03.31.2024	03.31.2023

	Millions of $
Current	(15)	4
Deferred	(95,240)	(27,798)
Total	(95,255)	(27,794)

NOTE 7 – INTANGIBLE ASSETS

		03.31.2024	03.31.2023

	Note	Millions of $
Original values:
Initial Balance		2,201,304	2,072,711
Acquisitions of the period		28,672	23,612
Balance at March 31		2,229,976	2,096,323

Accumulated Amortization:
Initial Balance		(855,258)	(778,879)
Amortization of the period	5	(17,364)	(16,594)
Balance at March 31		(872,622)	(795,473)
Net balance at March 31		1,357,354	1,300,850

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt:

	03.31.2024	03.31.2023

	Millions of $
Initial Balance	802,663	605,585
New financial debts	-	5,299
Financial debts paid	(31,559)	(26,219)
Accrued interest	12,055	9,898
Foreign Exchange differences	(257,667)	(16,352)
Inflation adjustment	7,554	1,576
Total Net Balance at March 31	533,046	579,787

8.2 Breakdown of financial debt

	03.31.2024	03.31.2023

	Millions of $
Non-current Financial Debts
Bank borrowings	8,580	12,423
Negotiable Obligations	480,363	760,109
Cost of issuance of NO	(900)	(1,475)
	488,043	771,057
Current Financial Debts
Bank borrowings	6,207	12,621
Negotiable Obligations	39,002	19,292
Bank overdrafts	42	77
Cost of issuance of NO	(248)	(384)
	45,003	31,606
	533,046	802,663

As of March 31, 2024 and December 31, 2023, the fair value of the financial debt amounts to $528,817 million and $752,781 million, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosure on financial debt management required in the annual financial statements, so they must be read together with the audited Consolidated Financial Statements as of December 31, 2023.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations

Class	Start	Maturity	Interest		Currency	Initial Capital	Capital in U$S at 03.31.2024	Capital in U$S at 12.31.2023
Guaranteed with Maturity in 2027 (1)(2)	02.2017	02.2027	6.875	% (5)	U$S	400.0	15.0	16.3
Class I Series 2020 (1)(2)(3)	04.2020	02.2027	6.875%		U$S	306.0	54.1	58.7
Class I Series 2021 - Additional (1) (2) (3)	10.2021	08.2031	8.500%		U$S	272.9	272.9	272.9
Class IV (2) (3)	11.2021	11.2028	9.500%		U$S	62.0	62.0	62.0
Class V (3)	02.2022	02.2032	5.500%		U$S (6)	138.0	138.0	138.0
Class VI (3)	02.2022	02.2025	2.000%		U$S (6)	36.0	27.5	36.0
Class IX (3)	08.2022(4)	08.2026	0.000%		U$S (6)	32.7	25.4	32.7
Class X (3)	07.2023	07.2025	0.000%		U$S (6)	25.1	18.1	25.1

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) Corresponds to NOs issued under US legislation, from the state of New York.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the CNV on 04.12.2020.

(4) On 07/2023, an additional amount was issued for US$2.7 million, with the same conditions as the original issue.

(5) During the PIK Period (until 05.01.2021) the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

The main covenants of the international NOs require compliance with certain financial ratios, as well as the restriction of incurring additional debt and limitations on the payment of dividends if any breach has occurred. As of March 31, 2024, the Company is in compliance with financial covenants

8.4 Bank debt

Institution	Start	Maturity	N.A.R.		Currency	Initial Capital(2)	Capital at 03.31.2024 ()	Capital at 12.31.2023 (2
Province of Buenos Aires (1)	04.2019	07.2024	7%		U$S	3.1	0.1	0.3
Syndicated Loan - Off Shore	11.2021	11.2024	8.500%		U$S	18.0	6.7	8.9
ICBC - Dubai Branch	07.2022	10.2025	SOFR+ 7.875	%(3)	U$S	10.0	10.0	10.0
Offshore Renegotiation	03.2023	03.2024	76.000%			$1,186.0	-	1,186.0
Onshore Renegotiation	09.2023	01.2024	15.500%		U$S	0.5	-	0.5
Citibank - Overdraft	09.2023	12.2024	15.500%		U$S	0.1	0.1	0.1

(1) The loan was granted in four tranches, all of them with the same conditions.

(2) Balances in the currency of origin of the financial instrument. In the case of Argentine pesos, the value is expressed in the homogeneous closing currency.

(3) Plus applicable tax withholdings.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt (Contd.)

Citibank - Overdraft

As of March 31, 2024, the overdraft lines that were taken in 2023 were cancelled.

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables

		03.31.2024	03.31.2023

	Note	Millions of $
Trust for Strengthening	10.1	22,909	28,109
Total		22,909	28,109

9.1.2 Other current receivables

		03.31.2024	03.31.2023

	Note	Millions of $
Expenses to be recovered		83	406
Guarantees granted		1	2
Related parties	10.1	596	575
Tax credits		7,003	5,432
Prepaid Insurance		781	1,074
Others		3	8
Total		8,467	7,497

9.2 Trade receivables

		03.31.2024	03.31.2023

	Note	Millions of $
Trade receivables		63,089	76,558
Related parties	10.1	627	559
Checks-postdated checks		757	1,477
Subtotal sales credits		64,473	78,594
Provision for bad debts		(6,396)	(9,502)
Total		58,077	69,092

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

9.2.1 Changes in Bad Debt Provisions

		03.31.2024	03.31.2023

	Note	Millions of $
Initial balance		9,502	11,285
Increases /Recoveries of the period	5.2	663	684
Foreign exchange difference		(275)	896
Applications of the period		(27)	(499)
Inflation adjustment		(3,467)	(2,052)
Bad Debts provisions at March 31		6,396	10,314

9.3.1 Non-current investments

		03.31.2024	03.31.2023

	Note	Millions of $
Negotiable obligations		45,940	61,882
Negotiable obligations of related companies	10.1	2,950	4,270
Total		48,890	66,152

9.3.2 Current investments

		03.31.2024	03.31.2023
	Note	Millions of $
Other financial assets of related companies	10.1	12,823	18,356
Other financial assets		8,839	11,998
Negotiable Obligations		4,162	6,122
Total		25,824	36,476

9.4 Cash and cash equivalents

		03.31.2024	03.31.2023
	Note	Millions of $
Cash and funds in custody		155	267
Banks	13	52,200	82,433
Checks not yet deposited		58	323
Term deposits and others		34,918	28,829
Total		87,331	111,852

9.5 Accounts payable and other

9.5.1 Accounts payable and other non-current

	03.31.2024	03.31.2023
	Millions of $
Suppliers	933	1,432
Total	933	1,432

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

9.5.2 Accounts payable and Other current

		03.31.2024	03.31.2023

	Note	Millions of $
Obligations to pay		13	18
Suppliers		32,773	43,374
Foreign suppliers		3,047	5,310
Related Parties	10.1	1,112	2,201
Salaries and social security liabilities		25,069	29,453
Other fiscal liabilities		1,915	2,643
Total		63,929	82,999

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at March 31, 2024 and December 31, 2023 are as follows:

	03.31.2024	03.31.2023

Other receivables	Millions of $
Other related companies	596	575
Total	596	575

	03.31.2024	03.31.2023

Trade receivables	Millions of $
Other related companies	627	559
Total	627	559

	03.31.2024	03.31.2023

Investments	Millions of $
Other related companies - non-current	2,950	4,270
Other related companies - current (1)	12,823	18,356
Total	15,773	22,626

1) As of December 31, 2023, it includes a loan granted on June 9, 2023, which was renewed on December 6, 2023, to Compañía General de Combustibles S.A. for US$14.8 million with a T.N.A. of 4.5%. The loan is for a term of 6 months with cancellation in a single payment of principal and interest at maturity.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.1 Balances with other related parties (Contd.)

	03.31.2024	03.31.2023

Accounts payable and other	Millions of $
Other related companies	1,112	2,201
Total	1,112	2,201

The balances with the Argentine National State as of March 31, 2024 and December 31, 2023 are as follows:

	03.31.2024	03.31.2023

	Millions of $
Debt - Specific allocation of income	8,212	10,610
Credit - Strengthening Trust (1)	22,909	28,109

(1) To fund the investment commitments of the Company.

10.2 Operations with related parties

Transactions with related parties during the three-month periods ended March 31, 2024 and 2023 are as follows:

With Proden S.A. for office rental and maintenance, the Company has allocated $761 million and $727 million to the cost, respectively.

The Company has allocated to the cost $828 million and $822 million, respectively, with Grass Master S.A.U. for airport maintenance.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $233 million and $267 million to the cost, respectively.

The Company has allocated to the cost $245 million and $255 million, respectively, with Servicios Integrales América S.A. for services of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $523 million to the cost for the period ended at March 31, 2024.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $449 million for the period ended at March 31, 2024.

The Company has recorded commercial income of $498 million and $323 million with Duty Paid S.A., respectively.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.2 Operations with related parties (Contd.)

Furthermore, short-term compensation to key management was $324 million and $295 million for the three-month periods ended at March 31, 2024 and 2023, respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A. is controlled by Cedicor S.A., owner of 97.2186% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

	At 01.01.24	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 03.31.24	Total Non Current	Total Current

	Millions of $							Millions of $
Litigations	4,053	275	(307)	(1,442)	-	146	2,725	1,207	1,518
Deferred Income	21,631	1,849	-	(5,588)	(2,405)	410	15,897	2,725	13,172
Guarantees Received	2,780	4	19	(867)	-	1	1,937	-	1,937
Upfront fees from concessionaires	4,290	401	-	-	(365)	-	4,326	2,925	1,401
Others	4,224	1	(29)	(1,499)	40	191	2,928	2,437	491
Total	36,978	2,530	(317)	(9,396)	(2,730)	748	27,813	9,294	18,519

	At 01.01.23	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 03.31.23	Total Non Current	Total Current

	Millions of $							Millions of $
Litigations	4,371	240	(535)	(769)	-	468	3,775	1,671	2,104
Deferred Income	14,320	1,120	-	(1,360)	(2,099)	1,230	13,211	3,097	10,114
Trust for works	9,033	3,726	(5,979)	(1,457)	605	-	5,928	-	5,928
Guarantees Received	1,529	460	(122)	(71)	-	-	1,796	-	1,796
Upfront fees from concessionaires	3,616	86	-	-	(208)	-	3,494	2,614	880
Others	7,020	4	(1,191)	(1,203)	896	114	5,640	2,685	2,955
Total	39,889	5,636	(7,827)	(4,860)	(806)	1,812	33,844	10,067	23,777

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 03.31.2024		Foreign exchange rates	Amount in local currency at 03.31.2024	Amount in local currency at 12.31.2023
Assets
Current Assets
Net trade receivables	U$S	44	855.00	38,039	58,889
Investments	U$S	21	855.00	17,834	25,025
Cash and cash equivalents	U$S	60	855.00	51,703	81,923
Total current assets				107,576	165,837

Assets
Non-Current Assets
Investments	U$S	57	855.00	48,890	66,153
Total Non-Current Assets				48,890	66,153
Total assets				156,466	231,990

Liabilities
Current Liabilities
Provisions and other charges	U$S	1	858.00	1,268	2,604
Financial debts	U$S	53	858.00	45,209	49,473
Lease liabilities	U$S	3	858.00	2,256	3,265
Commercial accounts payable and others	U$S	13	858.00	11,325	19,857
	EUR	3	929.5572	2,466	3,519
Total current liabilities				62,524	78,718

Non-Current Liabilities
Provisions and other charges	U$S	4	858.00	3,681	4,902
Financial debts	U$S	570	858.00	488,943	772,534
Lease liabilities	U$S	4	858.00	3,248	5,396
Commercial accounts payable and others	U$S	1	858.00	933	1,432
Total non-current liabilities				496,805	784,264
Total liabilities				559,329	862,982
Net liability position				402,863	630,992

NOTE 13 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at March 31, 2024 and December 31, 2023 include $1 million and $2 million corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of March 31, 2024, and December 31, 2023, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $5,158 million and $7,286 million, respectively.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 14 - CAPITAL STOCK

At March 31, 2024 capital stock is as follows:

Par Value
$
Integrated and subscribed	258,517,299
Registered in the Public Registry	258,517,299

The Share Capital is made up of 258,517,299 ordinary shares with a par value of $1 each and one vote per share.

NOTE 15 - RESOLUTION OF THE ORDINARY GENERAL MEETINGS, SPECIAL CLASS A, B, C AND D AND SPECIAL PREFERRED SHARES MEETINGS OF AEROPUERTOS ARGENTINA 2000 S.A. FROM APRIL 26, 2023 AND APRIL 24, 2024 (presented in $ in the currency of the date of the assemblies)

At the ordinary and special general meeting of classes A, B, C and D shares, held on April 26, 2023, it was resolved that the positive result of $40,638,030,971 that, after absorbing the accumulated losses of the previous year for the sum of ($22,199,777,489), amounted to $18,438,253,482, has the following destination:

(i)	$614,780,045 to constitute the legal reserve, up to 20% of the capital stock plus the capital adjustment; and

(ii)	the balance of $17,823,473,437 to establish an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

At the ordinary and special general meeting of classes A, B, C and D shares, held on April 24, 2024, it was resolved that the positive result of $9,406,678,415 has the following destination:

(i)	$58,044,335 to the constitution of the legal reserve, up to 20% of the share capital plus the capital adjustment: and

(ii)	the balance of $9,348,634,080 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable

NOTE 16 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	03.31.2024	03.31.2023
Income for the period (in millions of $)	151,111	30,562
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	584.5295	118.0000

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Condensed Consolidated Interim Financial Statements must be read in light of the economic context in which the Company operates, which was stated in the annual Consolidated Financial Statements in note 22. Inflation for the first quarter of 2024 and year-on-year are indicated in note 3, the devaluation for the quarter was 6% and some restrictions to access the MULC continue in force.

Volatility and uncertainty continue at the date of issuance of these Condensed Consolidated Interim Financial Statements, so the Company's Management permanently monitors the evolution of the variables that affect its businesses, to identify the potential impacts on its equity and financial situation and define the necessary courses of action.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2023.

NOTE 18 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

As of the date the Company has sold the holding in BOPREAL Serie 2. The amount obtained from the sale was applied to imports debt.

Beyond the aforementioned, there have been no events and/or transactions that could significantly affect the equity and financial situation of the Company after the end of the period.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2024 presented in comparative form

Presentation base

The information contained in this Summary Report has been prepared in accordance with article 4 of Chapter III of Title IV of the CNV Regulations (N.T. 2013 and mod.) and must be read together with the Interim Condensed Consolidated Financial Statements as of March 31, 2024 presented in a comparative manner, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of this informative review are expressed in constant currency at March 31, 2024, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at March 31, 2024.

1. General considerations

International Financial Reporting Standards (IFRS)

Through article No. 1 of chapter III of title IV of the CNV Standards (NT 2013 and mod.) the application of Technical Resolution No. 26 of the FACPCE (and its modifications) has been established, which adopts the IFRS issued by the IASB, its modifications and the adoption circulars established by the FACPCE, for entities issuing shares and/or negotiable obligations. The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), because they are holiday periods.

During the year 2024, projects and works have been carried out at the different concessioned airports.

Ezeiza International Airport

The work is in progress:

-	Beacon ring and main electrical substation;

-	New Feeders 9 and 10 at 13.2 KV

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2024 presented in comparative form

1. General considerations (Contd.)

Jorge Newbery Airport

In execution works of:

-	External works - sidewalks - landscaping - coastal filling and underground parking;

-	Expansion of the South Platform – Stage 2.

-	Expansion of the North Platform;

The remodeling work of the new Inspection and Search Point (PIR) has been contracted, with a scheduled start in April.

Rio Hondo Airport

The following works are in execution:

-	Maintenance Infrastructure and Support Services; and

-	Expansion and Remodeling of the Passenger Terminal.

Santa Rosa Airport

The remodeling and expansion works of the passenger terminal are underway.

San Rafael Airport

In execution works of:

-	Maintenance Infrastructure and Support Services

-	New Passenger Terminal.

Comodoro Rivadavia Airport

The New Beaconing work is in the process of being terminated due to lack of reactivation, after the stoppage due to the pandemic.

Iguazú Airport

The following works are in execution:

- Dumping points - Aircraft sanitary effluent treatment;

- Sewage Effluent Treatment Plant; and

- Maintenance Infrastructure and Support Services

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2024 presented in comparative form

1. General considerations (Contd.)

San Juan Airport

The remodeling work of the passenger terminal is in execution.

La Rioja Airport

The works of the New Passenger Terminal have been terminated due to non-compliance by the supplier.

This stoppage has led to the consensual termination of the New Parking works.

The new tender to complete the works of the New Passenger Terminal and Parking is in the process of being studied by the bidders.

Jujuy Airport

Works finished:

- Comprehensive remodeling of the passenger terminal; and

- New Parking and Roads.

Resistencia Airport

The works are in progress:

- Electrical Power Supply to the Control Tower;

- Comprehensive remodeling of the passenger terminal

Works finished:

- Alfa Taxiing Rehabilitation; and

- Alfa Taxiing Beacon.

Formosa Airport

Work on the New passenger terminal is underway.

Salta Airport

The renovation and expansion work of the passenger terminal is underway

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2024 presented in comparative form

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at March 31, 2024, 2023, 2022, 2021 and 2020, is presented.

	03.31.24	03.31.23	03.31.22	03.31.21	03.31.20

	Millions of $
Current Asset	180,030	187,714	395,726	155,902	144,581
Non-current Assets	1,435,231	1,347,076	1,293,905	1,334,447	1,367,724
Total Assets	1,615,261	1,534,790	1,689,631	1,490,349	1,512,305

Current liabilities	137,945	165,992	353,997	333,144	258,982
Non- Current Liabilities	643,953	675,054	819,470	556,624	541,600
Total Liabilities	781,898	841,046	1,173,467	889,768	800,582

Net equity attributable to majority shareholders	833,333	693,933	516,152	600,569	711,240
Non-controlling interest	30	(189)	12	12	483
Net Equity	833,363	693,744	516,164	600,581	711,723
Total	1,615,261	1,534,790	1,689,631	1,490,349	1,512,305

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2024 presented in comparative form

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the three-month periods ended at March 31, 2024, 2023, 2022, 2021 and 2020.

	03.31.24	03.31.23	03.31.22	03.31.21	03.31.20

	Millions of $
Gross Profit	86,358	67,793	44,359	10,330	41,124
Administrative and distribution and marketing expenses	(18,416)	(15,577)	(11,002)	(6,745)	(16,242)
Other net income and expenses	3,341	3,530	2,661	(7,484)	3,860
Operating profit	71,283	55,746	36,018	(3,899)	28,742
Income and financial costs	189,132	5,574	7,421	2,225	(14,257)
Result by exposure to changes in the acquisition power of currency	(14,049)	(2,964)	10,869	(5,236)	(2,193)
Income before tax	246,366	58,356	54,308	(6,910)	12,292
Income tax	(95,255)	(27,794)	(2,693)	(3,357)	(8,176)
Result of the period	151,111	30,562	51,615	(10,267)	4,116
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	151,111	30,562	51,615	(10,267)	4,116
Result attributable to majority shareholders	151,035	30,597	51,615	(10,267)	4,186
Non-controlling interest	76	(35)	-	-	(70)

4. Cash flow structure

	03.31.24	03.31.23	03.31.22	03.31.21	03.31.20

	Millions of $
Cash Flow generated by operating activities	11,127	18,291	15,888	10,731	13,439
Cash Flow (used in) / generated by investing activities	(4,427)	(79)	(84,830)	2,472	1,226
Cash Flow (used in) / generated by financing activities	(32,236)	(21,482)	154,935	(10,393)	(14,949)
Net Cash Flow (used in) / generated in the period	(25,536)	(3,270)	85,993	2,810	(284)

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2024 presented in comparative form

5. Analysis of operations for the three-month periods ended at March 31, 2024 and 2023

5.1 Results of operations

Income

The following table shows the composition of consolidated revenues for the three-month periods ended at March 31, 2024 and 2023:

	03.31.2024%		03.31.2023%
Revenues	Millions of $	Revenues	Millions of $	Revenues
Aeronautical revenues	115,568	61.06%	90,698	57.24%
Non-aeronautical revenues	73,696	38.94%	67,766	42.76%
Total	189,264	100.00%	158,464	100.00%

The following table shows the composition of the aeronautical revenues for the three-month periods ended at March 31, 2024 and 2023:

	03.31.2024%		03.31.2023%
Aeronautical revenues	Millions of $	Revenues	Millions of $	Revenues
Landing fee	9,652	8.35%	6,628	7.31%
Parking fee	3,731	3.23%	2,433	2.68%
Air station use rate	102,185	88.42%	81,637	90.01%
Total	115,568	100.00%	90,698	100.00%

Costs

The cost of sales had the following variation:

Millions of $
Costs of sales for the period ended at 03.31.2024	102,958
Costs of sales for the period ended at 03.31.2023	90,694
Variation	12,264

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Millions of $
Distribution and commercial expenses for the period ended 03.31.2024	10,894
Distribution and commercial expenses for the period ended at 03.31.2023	9,292
Variation	1,602

5. Analysis of operations for the three- month periods ended at March 31, 2024 and 2023 (Contd.)

5.1 Results of operations (Contd.)

Administrative Expenses

The administrative expenses had the following variation:

Millions of $
Administrative expenses for the period ended at 03.31.2024	7,522
Administrative expenses for the period ended at 03.31.2023	6,285
Variation	1,237

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2024 presented in comparative form

Income and financial costs

Net financial income and costs totaled profits of $189,132 million during the three-month period ended at March 31, 2023 with respect to $5,574 million revenue during the same period of the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expenses item recorded a gain of approximately $3,341 million during the three-month period ended March 31, 2023 compared to a gain of $3,530 thousand in the same period of the previous year.

5.2 Liquidity and Capital Resources

Capitalization

The total capitalization of the Group as of March 31, 2024 amounted to $1,366,409 million, composed of $533,046 million of financial debt and equity of $833,363 million, while the total capitalization of the Group as of March 31, 2023 amounted to $1,273,531 million, composed of $802,663 million of financial debt and equity of $693,744 million.

Debt as a percentage of total capitalization amounted to approximately 39.01% as of March 31, 2024 and 45.53% as of March 31, 2023.

Financing

See in detail Note 8 to these Condensed Consolidated Interim Financial Statements.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2024 presented in comparative form

6. Index

The information refers to the periods ended at March 31, 2024, 2023, 2022, 2021 and 2020:

	03.31.24	03.31.23	03.31.22	03.31.21	03.31.20
Liquidity (1)	1.459	1.014	0.866	0.550	0.680
Solvency (1)	1.094	0.789	0.704	0.703	0.880
Immobilization of capital	0.889	0.883	0.858	0.890	0.890
Cost effectiveness	0.199	0.045	0.090	(0.017)	0.006

(1) Current liabilities and non-current liabilities do not include deferred profits or additional consideration for concessionaries.

7. Statistical data

Passengers

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the three-month periods ended at March 31, 2024, 2023, 2022, 2021 and 2020:

	03.31.24	03.31.23	03.31.22	03.31.21	03.31.20

Airport	Thousands of passengers
Aeroparque	3,785	3,643	2,721	152	2,278
Ezeiza	3,062	2,746	1,484	1,525	2,828
Córdoba	744	643	595	141	695
Bariloche	616	589	533	271	433
Mendoza	562	527	359	138	430
Iguazú	345	352	229	58	352
Salta	317	334	272	99	323
Tucumán	179	205	152	63	177
Jujuy	146	146	99	36	81
C. Rivadavia	128	122	80	33	121
Total	9,884	9,307	6,524	2,516	7,718
Overall total	10,562	9,960	7,060	2,705	8,702
Variation	6.0%	41.1%	161.0%	-68.9%	-18.0%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2024 presented in comparative form

7. Statistical data (Contd.)

Movement of aircraft

Amount of movement of aircraft for the three-month periods ended at March 31, 2024, 2023, 2022, 2021 and 2020 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	03.31.24	03.31.23	03.31.22	03.31.21	03.31.20
Aeroparque	31,188	28,409	22,113	1,646	21,186
Ezeiza	19,834	15,465	10,737	14,803	20,158
San Fernando	13,299	4,712	13,589	10,803	9,201
Córdoba	6,713	5,935	4,286	2,018	6,406
Mendoza	5,179	4,865	3,334	1,678	4,303
Bariloche	4,590	4,528	4,052	2,649	3,336
Salta	4,077	2,517	2,465	1,228	2,973
San Rafael	2,678	496	1,214	1,139	-
Iguazú	2,607	2,598	1,802	1,184	3,315
Mar del Plata	2,558	2,420	1,904	1,184	2,073
Total	92,723	71,945	65,496	38,332	72,951
Overall Total	110,140	81,985	79,623	47,908	90,015
Variations	34.3%	3.0%	66.2%	-46.8%	-19.1%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2024 presented in comparative form

Outlook for 2024

The first quarter of the year showed sustained growth in passengers in the international segment, which grew by 17% compared to the previous year, and reached 91% compared to the same level in 2019. In the domestic segment, traffic had a slight growth compared to 2019 of 2%, and was 1% above the same period last year.

For the remainder of 2024, we expect the volume of international passengers to continue on the path of recovery, although we see that the domestic segment will continue to be slightly affected by the macroeconomic context.

Simultaneously, we continue to monitor the Company's operating costs impacted by economic variables, which affect the cost structure and the level of activity.

On the other hand, during 2023 we strongly move forward in the development and execution of the capex program established in our contractual framework, reaching the milestone of contracting the total of phase I that will continue in execution during the next months. Besides, this year we have planned begin the implementation of phase II, executing the total corresponding to 2024. The ongoing works cover both the airports in the Buenos Aires area and several airports in the interior of the country, resulting in a program of improvements and modernization of airport infrastructure that continues to be deployed with a federal perspective.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Report on the condensed consolidated interim financial statements

Introduction

We have reviewed the attached condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries (hereinafter "the Company"), which comprise the consolidated statement of financial position as of March 31, 2024, the consolidated statements of comprehensive income, changes in equity and cash flows for three-month period ended March 31, 2024 and selected explanatory notes.

Board Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with the IFRS accounting standards, adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, is responsible for the preparation and presentation of the condensed consolidated interim financial statements. mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on the review we have performed, which was performed in accordance with the International Standard for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which was adopted as a review standard in Argentina through Technique Resolution FACPCE No. 33 as approved by the International Auditing and Assurance Standards Board (IAASB). A review of condensed consolidated interim financial statements consists of making inquiries primarily of personnel responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially narrower in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not allow us to be confident that we have identified all significant matters that might be noted in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard 34.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - City of Buenos Aires

T: +(54.11) 4850.0000, www.pwc.com/ar

“Free translation from the original in Spanish for publication in Argentina”

Report on the compliance with current regulations

In compliance with current provisions, we report, with respect to Aeropuertos Argentina 2000 S.A., that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are pending to be recorded in the book Inventory and Balance Sheets;

b)	the separate condensed interim financial statements arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription in the book Inventory and Balance Sheets;

c)	we have read the informative review, on which, in what is a matter of our competence, we have no observations to formulate;

d)	As of March 31, 2024, the debt accrued in favor of the Integrated Argentine Social Security System of Aeropuertos Argentina 2000 S.A. that arises from the Company's accounting records amounted to $2,933,357,550, not being payable as of that date.

Autonomous City of Buenos Aires, May 8, 2024.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Juan Manuel Gallego Tinto

2

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the Article 294 Subsection 5º of Act No. 19,550 and the Article 63 Subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the consolidated condensed interim financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”) and its subsidiaries, including the consolidated statement of financial position as of March 31, 2024, the consolidated statements of comprehensive income, changes in equity, and cash flows for the three-month period ended March 31, 2024, and selected explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited review report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. SRL), dated May 8, 2024, who states that it has been issued in accordance with the International Standards for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which were adopted as review standards in Argentina by Technique Resolution No. 33 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the International Auditing and Assurance Standards Board (IAASB).

As stated in the section "Board Responsibility" of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

Based on our review, with the scope described above, we hereby inform that consolidated condensed interim financial statements of the Company as of March 31, 2024: (i) consider all significant events and circumstances that are known to us; (ii) they arise from the accounting records kept in their formal aspects in accordance with legal regulations, except for the fact that they are pending to be copied in the "Inventories and Balance Sheets" book; and (iii) regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Act No. 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, May 8, 2024.

TOMÁS M. ARAYA

By Surveillance Committee